Nabors Energy Transition Corp. II
515 West Greens Road, Suite 1200
Houston, TX 77067
(281) 874-0035

July 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Frank Knapp, Isaac Esquivel, Stacie Gorman & Dorrie Yale
Office of Real Estate & Construction

Re:	Nabors Energy Transition Corp. II
Form S-1 Registration Statement
File No. 333-272810

Ladies and Gentlemen:

Nabors Energy Transition Corp. II (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-272810), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on July 13, 2023, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287 and that such effectiveness also be confirmed in writing.

Sincerely,

Nabors Energy Transition Corp. II

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary

cc:	White & Case LLP
Joel Rubinstein

Vinson & Elkins L.L.P.
Scott D. Rubinsky
Douglas E. McWilliams